SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 19 November 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

This press release is issued jointly by BP and the Alfa-Access-Renova consortium (AAR)

19 November, 2009

MAXIM BARSKY SELECTED TO BECOME NEXT TNK-BP CEO

BP and AAR today announced the appointment of Maxim Barsky as TNK-BP's next CEO. The TNK-BP board of directors unanimously agreed to appoint Maxim Barsky, TNK-BP executive vice president for strategy and business development, as the TNK-BP Group's future CEO, effective 1 January 2011. Until that time, Mikhail Fridman has agreed to continue to act as interim CEO, in addition to his role as executive chairman of the Board of Directors of TNK-BP Limited.

To deepen his international and industry knowledge, Maxim Barsky will spend the first five months of 2010 working in various upstream businesses at BP and BP's head office in London. As of 1 June 2010, he will return to TNK-BP in a senior executive role, joining the management team that has recently been strengthened by the appointment of Bill Schrader, former president of BP Azerbaijan, as TNK-BP's chief operating officer.

"This is a significant milestone in the development of TNK-BP," said Mikhail Fridman. "It demonstrates that the shareholders are united on strategy, governance and support for the company's robust operational and financial performance. We are particularly grateful to the independent directors on our board, who played an instrumental role in helping the shareholders reach this important decision."

Commenting on the selection, BP's CEO Tony Hayward said: "I am pleased that the shareholders of TNK-BP have agreed this plan. We are all agreed that Maxim Barsky has the capabilities to lead the company into its next phase of development, and confident that the further experience he gains in the coming year will fully equip him for the task of CEO."

"This succession plan is proof that the revised shareholder agreement for TNK-BP that was put in place at the beginning of this year is working well. It was preceded by a rigorous selection process involving all the independent directors, and was decided unanimously by the whole board. This demonstrates that there could be no clearer sign of shareholder alignment and support for management," added Gerhard Schroeder, an independent director, also speaking on behalf of TNK-BP's other independent directors Jim Leng and Alexander Shokhin.

In the six years since its foundation in 2003, TNK-BP has become an outstanding success story in terms of production growth, reserves replacement and cash generation.  TNK-BP announced a net income of $1.7 billion for the third quarter of 2009, up 34 per cent on the previous quarter. It has recorded an industry-leading 130 per cent proved reserves replacement ratio over the last 3 years.

In the last year new fields such as Uvat, Verkhnechonskoye (VCNG) and Kamennoye have been commissioned and a major refinery upgrade programme is beginning to show excellent results. Costs have been reduced, contributing to a reduction in net debt by more than $1 billion over the past nine months, and production has grown for eight consecutive quarters.

Notes to editors:

•

Since joining TNK-BP in June 2009 Maxim Barsky has been executive vice president strategy and business development of the TNK-BP group of companies. B efore joining TNK-BP, Barsky was managing director and a member of the board of directors of West Siberian Resources, an independent oil and gas company with operations in Russia. He has diverse experience in creating and managing businesses, in mergers and acquisitions, business development and investment consulting in Russia, the UK and the US.

•

TNK-BP data was disclosed by TNK-BP in a press release dated 27 October 2009 and the 2008 annual report, both available from www.tnk-bp.com .TNK-BP International Limited and OAO TNK-BP Holding prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As set out in the 2008 Annual Report, TNK-BP reports its proved reserves in accordance wit
h the SEC life of field basis
.

Further enquiries:

BP Press Office, London: +44 (0)20 7496 4076

BP Russia, Moscow: +7495 363 6262

AAR, London: John Eisenhammer, Quiller Consultants: +44 (0)20 7233 9444

Maria Ignatova, Hudson Sandler: +44 (0)20 7796 4133, +44 (0)7989 689 977
AAR, Moscow: Julia Belova, +7 (495) 967 01 17, 8 965113 1915

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 19 November 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary